Registration Categories

Categories

SWAP DEALER REGISTERED

NFA MEMBER APPROVED

Business Information

Name	**HSBC BANK USA NA**
Form of Organization	**US FEDERALLY CHARTERED BANK**
Federal EIN	**201177241**

Business Address

Street Address 1	**1800 TYSONS BOULEVARD, SUITE 50**
City	**TYSONS**
State (United States only)	**VIRGINIA**
Zip/Postal Code	**22102**
Country	**UNITED STATES**
Phone Number	**302-652-4673**
Fax Number	**302-652-4927**
Email	**DUSTIN.T.NATALE@US.HSBC.COM**
Website/URL	**WWW.US.HSBC.COM**
CRD/IARD ID	**Not provided**

Other Names

Not provided

Location of Business Records

Street Address 1	**66 HUDSON BOULEVARD**
City	**NEW YORK**
State	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**

Principal Information

Individual Information

NFA ID	**0577304**
Name	**ATALLAH, JAD ELIAS**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-05-2026**

NFA ID	**0561211**
Name	**AVILES DE KOSTES, EDITH VALENTINA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-09-2024**

NFA ID	**0534685**
Name	**BUSCAGLIA, SARA FAYE**
TItle(s)	**CHIEF OPERATING OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-14-2025**

NFA ID	**0553422**
Name	**ELMGART, PADMA**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-23-2023**

NFA ID	**0545796**
Name	**FLOWERS, MELVIN LOUIS**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-11-2022**

NFA ID	**0523453**
Name	**FULLAM, ANDREW THOMAS**

TItle(s)	**CHIEF FINANCIAL OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-17-2024**

NFA ID	**0309237**
Name	**GOODWIN, CARY LONGSTRETH**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-21-2025**

NFA ID	**0469907**
Name	**HARTMANN, WILLIAM LLOYD**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-11-2023**

NFA ID	**0527670**
Name	**HENDERSON, JASON RYAN**
TItle(s)	**CHIEF EXECUTIVE OFFICER** **HEAD OF BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**04-13-2020**

NFA ID	**0552193**
Name	**LARSON, CAROL HULIT**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**01-11-2023**

NFA ID	**0545792**
Name	**MADISON, GEORGE WHEELER**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-11-2022**

NFA ID	**0566004**
Name	**NATALE, DUSTIN THOMAS**
TItle(s)	**CHIEF COMPLIANCE OFFICER**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-16-2025**

NFA ID	**0562535**
Name	**ODEN, RACQUEL NATASHA**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**06-06-2024**

NFA ID	**0289945**
Name	**POLSKY, LISA K**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**02-23-2023**

NFA ID	**0544044**
Name	**SCHROEDER, ALICE DAVEY**
TItle(s)	**DIRECTOR**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**03-07-2022**

NFA ID	**0493675**
Name	**SHEEHAN, JOSEPH BRYAN**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**05-06-2026**

NFA ID	**0571942**
Name	**THAPAR, SHOBHIT**
TItle(s)	**HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION**
10% or More Interest	**No**
Status	**APPROVED**
Effective Date	**09-29-2025**

Holding Company Information

NFA ID	**0453422**
Full Name	**HSBC HOLDINGS PLC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-27-2012**

NFA ID	**0455687**
Full Name	**HSBC NORTH AMERICA HOLDINGS INC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-27-2012**

NFA ID	**0455684**
Full Name	**HSBC OVERSEAS HOLDING UK LIMITED**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-27-2012**

NFA ID	**0063886**
Full Name	**HSBC USA INC**
10% or More Interest	**Yes**
Status	**APPROVED**
Effective Date	**12-27-2012**

Non-U.S. Regulator Information

List of Non-U.S. Regulator(s) During The Past Five Years

Country	Regulator Name
CAYMAN ISLANDS	CAYMAN ISLANDS MONETARY AUTHORITY
HONG KONG	HONG KONG MONETARY AUTHORITY
UNITED KINGDOM	FINANCIAL CONDUCT AUTHORITY (FCA)
CANADA	OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS
BRAZIL	BANCO CENTRAL DO BRASIL/BRAZILIAN CENTRAL BANK
CHILE	SUPERINTENDENCIA DE BANCOS E INSTITUCIONES FINANCIERAS CHILE
COLOMBIA	SUPERINTENDENCIA FINANCIERA DE COLOMBIA
URUGUAY	BANCO CENTRAL DEL URUGUAY
SINGAPORE	MONETARY AUTHORITY OF SINGAPORE
ARGENTINA	BANCO CENTRAL DE LA REPUBLICA ARGENTINA
CHINA	CHINA BANKING REGULATORY COMMISSION
ISRAEL	BANK OF ISRAEL

Disciplinary Information - Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:

- **<u>ADJUDICATION</u> OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A

Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

No

Question B

Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

No

Question C

Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

Yes

Disciplinary Information - Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

No

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

Yes

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

No

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

Yes

Question H

Are any of the orders or other agreements described in Question G currently in effect against the firm?

Yes

Question I

Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

Yes

Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

Yes

Registration Contact Information

First Name	**ROBERT**
Last Name	**LUCKMAN**
Title	**SENIOR ASSISTANT VICE PRESIDENT**
Street Address 1	**227 W MONROE**
Street Address 2	**SUITE 1810**
City	**CHICAGO**
State (United States only)	**ILLINOIS**
Zip/Postal Code	**60606**
Country	**UNITED STATES**
Phone	**224-880-8555**
Email	**ROBERT.D.LUCKMAN@US.HSBC.COM**

Enforcement/Compliance Communication Contact Information

First Name	**DUSTIN**
Last Name	**NATALE**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**66 HUDSON BOULEVARD**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212-525-5915**
Email	**DUSTIN.T.NATALE@US.HSBC.COM**

Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM
THE FEDERAL DEPOSIT INSURANCE CORPORATION
THE OFFICE OF THE COMPTROLLER OF THE CURRENCY

Membership Contact Information

Membership Contact

First Name	**DUSTIN**
Last Name	**NATALE**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**66 HUDSON BOULEVARD**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212-525-5915**
Email	**DUSTIN.T.NATALE@US.HSBC.COM**

Accounting Contact

First Name	**ROBERT**
Last Name	**LUCKMAN**
Title	**SENIOR ASSISTANT VICE PRESIDENT**
Street Address 1	**227 W MONROE STREET**
Street Address 2	**SUITE 1810**
City	**CHICAGO**
State (United States only)	**ILLINOIS**
Zip/Postal Code	**60606**
Country	**UNITED STATES**
Phone	**224-880-8555**
Email	**ROBERT.D.LUCKMAN@US.HSBC.COM**

Arbitration Contact

First Name	**MEREDITH**
Last Name	**FRIEDMAN**
Title	**DEPUTY HEAD OF US LITIGATION**
Street Address 1	**66 HUDSON BOULEVARD**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212 525-3923**
Email	**MEREDITH.L.FRIEDMAN@US.HSBC.COM**

Compliance Contact

First Name	**DUSTIN**
Last Name	**NATALE**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**66 HUDSON BOULEVARD**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212-525-5915**
Email	**DUSTIN.T.NATALE@US.HSBC.COM**

Chief Compliance Officer Contact

First Name	**DUSTIN**
Last Name	**NATALE**
Title	**CHIEF COMPLIANCE OFFICER**
Street Address 1	**66 HUDSON BOULEVARD**
City	**NEW YORK**
State (United States only)	**NEW YORK**
Zip/Postal Code	**10001**
Country	**UNITED STATES**
Phone	**212-525-5915**
Email	**DUSTIN.T.NATALE@US.HSBC.COM**